Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

CNOOC Finance (2013) Limited

(Incorporated in the British Virgin Islands with limited liability) as Issuer

US$1,000,000,000 2.875% Guaranteed Notes due 2029 (Stock Code: 40015)

US$500,000,000 3.300% Guaranteed Notes due 2049 (Stock Code: 40016)

US$2,000,000,000 3.000% Guaranteed Notes due 2023 (Stock Code: 5941)

US$500,000,000 4.250% Guaranteed Notes due 2043 (Stock Code: 5942)

CNOOC Finance (2015) Australia Pty Ltd

(Incorporated in Victoria, Australia) as Issuer

US$300,000,000 4.200% Guaranteed Notes due 2045 (Stock Code: 5507)

CNOOC Finance (2015) U.S.A. LLC

(Formed in the State of Delaware) as Issuer

US$450,000,000 3.750% Guaranteed Notes due 2023 (Stock Code: 4479)

US$1,000,000,000 4.375% Guaranteed Notes due 2028 (Stock Code: 4478)

US$2,000,000,000 3.500% Guaranteed Notes due 2025 (Stock Code: 5508)

CNOOC Finance (2014) ULC (formerly known as CNOOC Nexen Finance (2014) ULC)

(Incorporated as an unlimited company under the Companies Act (Nova Scotia), Canada) as Issuer

US$2,250,000,000 4.250% Guaranteed Notes due 2024 (Stock Code: 5738)

US$500,000,000 4.875% Guaranteed Notes due 2044 (Stock Code: 5739)

ANNOUNCEMENT OF INTENTION TO DEREGISTER AND TERMINATE REPORTING OBLIGATIONS UNDER THE U.S. SECURITIES EXCHANGE ACT OF 1934

This announcement is made by CNOOC Limited (the “Company”) on a voluntary basis, and references are made to (i) the announcements of the Company dated 30 November 2020, 4 December 2020, 11 January 2021 and 28 February 2021, respectively, in relation to the Executive Order (as defined in those announcements) and the decision of The New York Stock Exchange LLC (the “NYSE”) to delist the American depositary shares (the “ADSs”) of the Company (the “Determination”) and (ii) the announcements of the Company dated 11 March 2021 and 10 October 2021, respectively, in relation to the Company’s written request for a review of the Determination by a Committee of the Board of Directors of the NYSE and the review decision of the Committee.

The NYSE filed Form 25 with the United States Securities and Exchange Commission (the “SEC”) on 12 October 2021 (Eastern Standard Time), and the delisting of the Company’s ADSs became effective following the close of the market in New York on 22 October 2021 (Eastern Standard Time). As such, the Company intends to file Form 15F with the SEC on 30 November 2021 (Eastern Standard Time) to deregister all classes of its registered securities, including its equity securities and all classes of debt securities issued by its wholly-owned subsidiaries in registered offerings which are guaranteed by the Company, and terminate its reporting obligations under Section 13(a) and 15(d) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Thereafter, all of the Company’s reporting obligations under the Exchange Act will be suspended from the date of filling the Form 15F unless the Form 15F is subsequently withdrawn or denied. Deregistration and termination of the Company’s reporting obligations under the Exchange Act are expected to become effective 90 days after the filing of Form 15F. In addition, the Company’s American depositary shares program will be terminated in due course in accordance with the deposit agreement.

Deregistration and termination of the Company’s reporting obligations under the Exchange Act will not affect the listing status of the Company’s shares on The Stock Exchange of Hong Kong Limited nor the debt securities guaranteed by the Company listed on The Stock Exchange of Hong Kong Limited.

Shareholders of the Company and potential investors are advised to exercise caution when dealing in the securities of the Company.

By Order of the Board

CNOOC Limited

Wu Xiaonan

Joint Company Secretary

Hong Kong, 30 November 2021

As at the date of this announcement, the Board comprises: Executive Directors Xu Keqiang Xia Qinglong	Non-executive Directors Wang Dongjin (Chairman) Li Yong (Vice Chairman) Wen Dongfen Independent Non-executive Directors Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Qiu Zhi Zhong